GMAC Mortgage Corporation
100 Witmer Road
RO. Box 963
Horsham PA 19044-0963

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Exhibit I

                Management's Assertion Concerning Compliance with
                        USAP Minimum Servicing Standards

March 8, 1999

As of and for the year ended December 31, 1998, GMAC Mortgage Corporation and its subsidiaries (the "Company") have complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policies in the amounts of $150,000,000 and $100,000,000 respectively.

Edward D Hughes
Senior Vice President of
Servicing Adminstration